Wolf, Block, Schorr and Solis-Cohen LLP

1650 Arch Street, 22nd Floor

Philadelphia, PA 19103

October 6, 2006

Via EDGAR and Overnight Delivery

Ms. Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Opinion Research Corporation
Preliminary Proxy Statement on Schedule 14A
Filed September 1, 2006
File No. 001-14927

We are counsel to Opinion Research Corporation (the “Company” or “ORC”). This letter responds to the comments in your letter to the Company dated September 27, 2006. The comments in your letter relate to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) as identified in the caption above. On behalf of the Company, we are filing an amended preliminary proxy statement (the “Amendment”). Copies of the Amendment, together with black-lined copies showing changes made in the Amendment, are enclosed for your convenience.

We have the following responses to your comments.

How Outstanding Options Will be Treated, page 3

Our Directors and Executive Officers Have Interests in the Transaction, page 4

1.	Please clarify, here and elsewhere in your proxy statement where you discuss options, whether there is a difference in the treatment of options held by management versus options held by employees and others. In the disclosure on page 3, you say that all options, whether or not exercisable, will be canceled and cashed out at the effective time of the merger. On page 4, you say that management’s options will “vest in full upon completion of the merger”.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure to clarify that there is no difference in the treatment of options held by management versus options held by employees and others. All outstanding options, whether or not exercisable, will be converted into the right to receive the difference between the exercise price of the option and the per share merger consideration.

Cautionary Statement Concerning Forward-Looking Statements, page 9

2.	Please remove the statement in the last paragraph of this section that you have not verified certain information in your proxy statement. In this regard, please note that you are responsible for the entire content of the proxy statement and cannot include language that could be interpreted as a disclaimer.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure.

Background of the Merger, page 15

3.	We note that ORC recently completed the repurchase of all interests in ORC owned by LLR. Please elaborate on the size or percentage of LLR’s interest in ORC and the amount of consideration paid. These facts appear to be relevant to the disclosure regarding pending shareholder lawsuit as well.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure to provide additional factual information regarding the repurchase of LLR’s interests in ORC.

4.	Disclosure regarding the retention of Janney at the July 28 meeting suggests that the company had prior experience with Janney. We assume this was in connection with the repurchase of LLR’s interest in the company. Please clarify this here and under “Opinion of ORC’s Financial Advisor”.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure. We note that disclosure of Janney’s engagement to render a fairness opinion in connection with the LLR repurchase transaction was disclosed in the initial preliminary proxy statement filing under “Opinion of ORC’s Financial Advisor—Miscellaneous” and we have not changed that disclosure other than to include a cross reference to the discussion of the LLR transaction added in accordance with your comment number 3.

Reasons for the Merger; Recommendation of Our Board of Directors, page 18

5.	We note that your board of directors believes that the factors listed on page 19 supported its determination to approve the merger. Rather than simply listing these factors, please explain how your board of directors analyzed each factor with respect to reaching a determination as to fairness.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure to clarify that the board’s determination and recommendation with respect to the transaction were based on an analysis of the totality of the information available to the board.

6.	Disclosure under “Interest of ORC Directors and Executive Officers in the Merger” beginning on page 28 of the proxy statement says that the board was aware of and considered the conflicts of interest of members of the board and management that are described there. However, no mention is made that the board considered these matters or whether they favored or detracted from the advisability of the transaction in the section entitled “Reasons for the Merger; Recommendation of Our Board of Directors”. Please revise.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure.

Opinion of ORC’s Financial Advisor, page 20

7.	We note the materials you have included in Appendix B that follow Janney’s opinion. Please provide us with copies of any other information Janney provided to your board of directors in connection with the proposed transaction, including any additional “board books” and summaries of oral presentations.

Response: Janney did not provide any information to the board of directors in connection with the proposed transaction other than the information presented in Appendix B.

8.	Please disclose whether Janney considered the price that the company paid to LLR in the 2005 transaction with any of these analyses or otherwise. If Janney excluded that transaction from its analyses, please disclose that and explain why.

Response: Janney has informed us that in evaluating the consideration from a financial point of view to holders of ORC common stock it did not consider the price that ORC paid to LLR in connection with ORC’s repurchase of LLR’s interests in ORC for two primary reasons: (1) the structure of the LLR transaction (repurchase of common stock, Series B preferred stock, warrants and exchange rights for Series C preferred stock) was not comparable to the merger and to the other comparable transactions listed on page 24 under “Opinion of ORC’s Financial Advisor—Analysis of Selected Precedent Transactions” and (2) Janney was engaged to provide a fairness opinion on the specific financial terms of the merger as of the date the merger was announced, and, therefore, Janney did not deem it appropriate to compare the valuation in the LLR transaction to that in the merger based on the passage of time and the inherent difference in the nature of LLR’s interest in ORC when that transaction was consummated as compared to the interest of the common stockholders as of the date of Janney’s fairness opinion.

9.	We note that Janney reviewed a draft merger agreement. Please tell us whether any material changes were made to the merger agreement subsequently.

Response: No material changes were made to the merger agreement subsequent to the latest draft provided to Janney referenced in Janney’s fairness opinion.

10.	We note the disclosure regarding the financial analyses performed by Janney. Please explain how an investor is supposed to analyze each of these analyses. In this regard, we note that there is no disclosure regarding how each analysis relates to the fairness determination.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure to present in a clear manner a comparison of the implied ORC per share value derived from each analysis performed by Janney to the merger consideration to be received by ORC stockholders.

Interests of ORC Directors and Executive Officers in the Merger, page 28

11.	Please clarify that Mr. Short, who will receive substantial cash payments under his employment agreement and as a result of his ownership of unexercised stock options, is also a director of the company who approved the transaction. This comment also applies to disclosure regarding Mr. Quirk.

Response: We have revised the disclosure in this section in accordance with your comment to indicate that Messrs. Short and Quirk are directors and that they voted to approve the transaction.

Legal Proceedings, page 30

12.	Please clarify the meaning of your statement that the board “considered the lawsuit a liability to ORC” and “did not attribute any value to the lawsuit in its determination to approve the merger agreement.” Do you mean that the board did not give any consideration to the existence of the suit, or that it did not consider the potential dollar amount of ORC’s liability when it approved the transaction?

Response: The lawsuit is a derivative action and, if successful, could result in payments being made to ORC from the defendants. However, the board of directors considered the lawsuit meritless and therefore did not attribute any monetary value to the lawsuit. Rather, the board of directors believed that the lawsuit was a potential impediment to selling the Company because of the uncertainty it created and the costs associated with defending the lawsuit. In response to the Staff’s comment, the Company has revised the applicable disclosure.

Appraisal Rights, page 32

13.	Please remove the statement in the first sentence of the first paragraph that is not a “complete summary.” A summary, by its nature, is not complete. This language suggests that you may not have outlined the material provisions of the appraisal rights. Please also comply with this comment in the second sentence of the first paragraph under the heading “Terms of the Merger Agreement” on page 35. In addition, please revise the first sentence of the third paragraph to clarify that this section summarizes the material provisions of Section 262.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure.

Terms of the Merger Agreement, page 35

14.	Please revise first, second and last sentences of the second paragraph to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure.

15.	Please note that, notwithstanding your statements in the third, fourth, and fifth sentences of the second paragraph, you are responsible for considering whether additional disclosure may be required to make the statements included in your proxy statement not misleading.

Response: The Company notes your comment and understands that it is responsible for considering whether additional disclosure is required to make the statements included in the proxy statement not misleading.

Appendix B—Fairness Opinion

16.	We note statements in the penultimate paragraph of this letter that the opinion is provided “solely for [the board’s] use” and that your engagement “does not confer any rights upon any stockholder of the Company . . .” Please remove these disclaimers. Alternatively, you may add an explanation that clarifies:

•	The basis for Janney’s belief that stockholders cannot rely on the opinion, including whether Janney intends to assert the substance of the disclaimer as a defense to shareholder claims;

•	Whether the governing state law has addressed the availability of such a defense. If not, add a statement that the issue would have to be resolved by a court of competent jurisdiction;

•	That the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board under state law, or of the board and Janney under the federal securities laws.

Please see Section II.D.1. of the staff’s Current Issues Outline dated November 12, 2000 for more information.

Response: Appendix B has been revised to delete the disclaimers noted in your comment.

17.	We note that the opinion is not to be used without Janney’s prior written consent. Please revise to clarify that Janney has consented to inclusion of the opinion in this filing.

Response: Appendix B has been revised to clarify that Janney has consented to the inclusion of the opinion in the proxy statement.

*     *     *

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would like to finalize the Proxy Statement quickly and would appreciate the Staff’s response to this filing as soon as practicable. If you have any additional questions or comments, please do not hesitate to contact David Gitlin at (215) 977-2284 or Darrick Mix at (215) 977-2006. Thank you very much.

Sincerely,

/s/ David Gitlin
David Gitlin
For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

cc:	John F. Short
Douglas L. Cox